Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES UPDATES ON CURRENT BUSINESS SITUATION

 Tel Aviv, Israel – May 10, 2016 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, further updated today on its business situation:

•	Collection efforts and cash flow. No progress in the collection of the RiT CIS overdue debts was achieved up to now.

The requested loan amount of $US 3 million under the terms of the Loan Agreement between RiT and STINS COMAN (its controlling shareholder), was not fulfilled up to now, and there is substantial doubt as to the fulfilment of said loan request.

•
Resignation of director. Due to the financial difficulties the Company is facing, Mr. Israel Frieder has resigned from RiT's Board of Directors (and from any sub committees thereof, including the Audit Committee), effective immediately. Mr. Israel Frieder served as an "External Director" (as defined in the Israeli Companies Law) and was designated as an “Independent Director” under NASDAQ Rules.

Due to the recent resignations, the Company's Board of Directors is currently comprised of two directors: Mr. Sergey Anisimov (director and Chairman of the Board) and Mr. Hanan Samet. The Company is making efforts to find suitable replacing directors who will be duly raised for election.

•
Application for Subsidiary Liquidation. RiT Wireless Ltd., which is the subsidiary company of RiT Technologies (NASDAQ: RITT), received a formal application requesting the court to liquidate RiT Wireless Ltd. The application was filed with the District Court in Tel Aviv, Israel. The applicant is claiming for an unpaid debt of NIS 60,355 (approximately $US 16,000). No hearing date was scheduled yet by the court (to the Company's knowledge).

"We continue to look for external financing solutions including potential M&A" commented Yossi Ben Harosh, President and CEO of RiT Technologies Ltd.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:

Yossi Ben Harosh, President and CEO
yossibh@rittech.com
www.RiTTech.com